Exhibit 23(d)2

August 2, 2012

Mr. Mark Swanson

Treasurer and Principal Financial Officer

SSgA Funds

c/o Russell Financial Services Company

1301 Second Avenue, 18th Floor

Seattle, WA 98101

RE:	SSgA S&P 500 Index Fund Waiver and Reimbursement Agreement

Dear Mark:

SSgA Funds Management, Inc. (“SFM”), as advisor to the SSgA Funds (the “Funds”), agrees until August 31, 2013 to (i) waive up to the full amount of the advisory fee payable by the SSgA S&P 500 Index Fund, and (ii) to reimburse the SSgA S&P 500 Index Fund for expenses to the extent that total expenses (exclusive of non-recurring account fees, extraordinary expenses and acquired fund fees) exceed 0.18% of average daily net assets on an annual basis.

Prior to August 31, 2013, this agreement may not be terminated with respect to a class of shares of a Fund without the approval of the Board of Trustees. This agreement supersedes any prior voluntary waiver or reimbursement arrangements for the Funds specifically named above and may, at SFM’s option, continue after the dates designated above.

If this arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSgA FUNDS MANAGEMENT, INC.

/s/ James E. Ross

By:

James E. Ross, Senior Managing Director and President

Accepted and Agreed:

SSgA FUNDS, on behalf of the portfolios named above

/s/ Mark E. Swanson

By:

Mark E. Swanson

Treasurer and Principal Financial Officer